UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

NOTICE TO SHAREHOLDERS

I – PAYMENT OF DIVIDENDS 2013  APPROVED IN THE GENERAL SHAREHOLDERS’ MEETING, ON 04/23/2014:

Telefônica Brasil S.A. (“Company”) announces to its shareholders that will be carried out on May 27, 2014 the payment of Dividends approved in the General Shareholders’ Meeting held on April 23, 2014, to holders of common and preferred shares of the Company with equity position by the end of April 23, 2014, in the amount of R$ 132,538,566.48 (one hundred and thirty two million, five hundred and thirty eight thousand, five hundred and sixty six reais and forty eight cents), as described in the table below.

Type of Shares	Common	Preferred (*)
Amount per share: R$	0.110682844154	0.121751128569

(*)10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaw.

II – INCOME TAX WITHHOLDING, ACCORDING TO CURRENT LAW:

Dividends

Dividends are exempt of Income Tax Withholding, according to the Law 9249/95.

III – ADDITIONAL INFORMATION:

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

São Paulo, April 28th, 2014.

Alberto Manuel Horcajo Aguirre Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 Email: ir.br@telefonica.com Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 28, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director